UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 3, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960.)

This Form 6-K consists of the legal opinion which appears below:

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

May 3, 2012 LAC | CIU

313423 | CIU | 000025.docx

UBS AG—Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: February 2, 2012 to February 10, 2012)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its Jersey and London branches (each, an Issuing Branch), respectively, of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the versions dated as of August 1, 2010 (the 2010 Organizational Regulations), and January 1, 2012 (the latter version, the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version effective as of March 2, 2010 (the Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of October 12, 2006, and in the version dated as of February 2, 2010 (the latter version, the Delegation);

(ix)	an electronic copy of an Officers’ Certificate pursuant to section 301 of the Indenture dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(x)	an electronic copy of

(xi)	an electronic copy of

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 2, 2012,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 3, 2012,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 6, 2012,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 7, 2012,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 8, 2012,

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 9, 2012, and

-	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 10, 2012,

(collectively, the Opinion Backup Certificates);

(xii)	an electronic copy of

-	(a) a Determination of an Authorized Person dated February 2, 2012, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex B, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Citigroup Inc.), Annex C, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex D, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of MetLife, Inc.), Annex E, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.) and Annex F, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Yahoo! Inc.), and (b) a Determination of an Authorized Person dated February 2, 2012, including Annex A, setting forth the terms of the USD 99,938.10 Trigger Yield Optimization Notes due May 3, 2012 (Linked to the performance of the common stock of NetApp, Inc.) and Annex B, setting forth the terms of the USD 199,994.40 Trigger Yield Optimization Notes due February 1, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.),

-	a Determination of an Authorized Person dated February 3, 2012, including Annex A, setting forth the terms of the USD 99,998.44 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex B, setting forth the terms of the USD 99,998.44 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Freeport- McMoRan Copper & Gold Inc.) and Annex C, setting forth the terms of the USD 99,904.41 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited),

-	(a) a Determination of an Authorized Person dated February 6, 2012, including Annex A, setting forth the terms of the USD 203,100.00 Trigger Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Barrick Gold Corporation), (b) a Determination of an Authorized Person dated February 6, 2012, including Annex A, setting forth the terms of the USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex B, setting forth the terms of the USD 700,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex C, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) and Annex D, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of General Motors Company), and (c) a Determination of an Authorized Person dated February 6, 2012, including Annex A, setting forth the terms of the USD 99,779.76 Trigger Yield Optimization Notes due October 5, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.),

-	(a) a Determination of an Authorized Person dated February 7, 2012, including Annex A, setting forth the terms of the USD 668,500.00 Trigger Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of United States Steel Corporation), (b) a Determination of an Authorized Person dated February 7, 2012, including Annex A, setting forth the terms of the USD 106,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Micron Technology, Inc.), and (c) a Determination of an Authorized Person dated February 7, 2012, including Annex A, setting forth the terms of the USD 174,959.40 Trigger Yield Optimization Notes due February 7, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.),

-	(a) a Determination of an Authorized Person dated February 8, 2012, including Annex A, setting forth the terms of the USD 5,184,200 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex B, setting forth the terms of the USD 7,843,280 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Cummins Inc.) and Annex C, setting forth the terms of the USD 7,775,310 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of MetLife, Inc.), and (b) a Determination of an Authorized Person dated February 8, 2012, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex B, setting forth the terms of the USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of United States Steel Corporation) and Annex C, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.),

-	a Determination of an Authorized Person dated February 9, 2012, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex B, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Ford Motor Company), Annex C, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Ford Motor Company), Annex D, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex E, setting forth the terms of the USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Las Vegas Sands Corp.) and Annex F, setting forth the terms of the USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Micron Technology, Inc.), and

-	(a) a Determination of an Authorized Person dated February 10, 2012, including Annex A, setting forth the terms of the USD 244,000.00 Trigger Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), and (b) a Determination of an Authorized Person dated February 10, 2012, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), Annex B, setting forth the terms of the USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex C, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Morgan Stanley), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Morgan Stanley), Annex E, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), Annex F, setting forth the terms of the USD 620,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), Annex G, setting forth the terms of the USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited) and Annex H, setting forth the terms of the USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited),

(collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xiii)	electronic excerpts of the “Global directory of UBS authorized signatories”

-	as provided per e-mail dated April 11, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling,

-	as provided per e-mail dated April 23, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling,

-	as provided per e-mail dated April 27, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling,

-	as provided per e-mail dated April 24, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling,

-	as provided per e-mail dated April 24, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Gordon S. Kiesling,

-	as provided per e-mail dated April 24, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Martin Gasparian, and

-	as provided per e-mail dated April 25, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Hina Mehta; and

(xiv)	electronic excerpts from the Register of Commerce for the Company dated as of January 11, 2012 and as of May 3, 2012 (the latter excerpt, the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations and the Delegation are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the Articles, the 2010 Regulations, the Business Regulations and the Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(n)	the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Company’s Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

HOMBURGER AG

Annex 1 to the Legal Opinion dated May 3, 2012

a)	Securities with issue date February 2, 2012

1.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

2.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Citigroup Inc.), issued through UBS AG, London Branch

3.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

4.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

5.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.), issued through UBS AG, London Branch

6.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 6, 2013 (Linked to the performance of the common stock of Yahoo! Inc.), issued through UBS AG, London Branch

7.	USD 99,938.10 Trigger Yield Optimization Notes due May 3, 2012 (Linked to the performance of the common stock of NetApp, Inc.), issued through UBS AG, London Branch

8.	USD 199,994.40 Trigger Yield Optimization Notes due February 1, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

b)	Securities with issue date February 3, 2012

9.	USD 99,998.44 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

10.	USD 99,998.44 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

11.	USD 99,904.41 Trigger Yield Optimization Notes due February 5, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

c)	Securities with issue date February 6, 2012

12.	USD 203,100.00 Trigger Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Barrick Gold Corporation), issued through UBS AG, London Branch

13.	USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

14.	USD 700,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

15.	USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

16.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due February 8, 2013 (Linked to the performance of the common stock of General Motors Company), issued through UBS AG, London Branch

17.	USD 99,779.76 Trigger Yield Optimization Notes due October 5, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

d)	Securities with issue date February 7, 2012

18.	USD 668,500.00 Trigger Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

19.	USD 106,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

20.	USD 174,959.40 Trigger Yield Optimization Notes due February 7, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

e)	Securities with issue date February 8, 2012

21.	USD 5,184,200 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

22.	USD 7,843,280 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Cummins Inc.), issued through UBS AG, London Branch

23.	USD 7,775,310 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

24.	USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

25.	USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

26.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

f)	Securities with issue date February 9, 2012

27.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

28.	USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch

29.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch

30.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

31.	USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Las Vegas Sands Corp.), issued through UBS AG, London Branch

32.	USD 400,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2013 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

g)	Securities with issue date February 10, 2012

33.	USD 244,000.00 Trigger Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

34.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), issued through UBS AG, London Branch

35.	USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

36.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

37.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

38.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.), issued through UBS AG, London Branch

39.	USD 620,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

40.	USD 127,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

41.	USD 240,000.00 Trigger Phoenix Autocallable Optimization Securities due February 14, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 3 May 2012